UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2006

SOUTHERN STAR CENTRAL CORP.

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(Exact name of registrant as specified in its charter)

Delaware	333-110979	04-3712210
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4700 Highway 56, Owensboro, KY 42301	42301
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (270) 852-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 C.F.R. 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 C.F.R. 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 C.F.R. 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 C.F.R. 240.13e-4(c))

Item 5.02.   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

Effective November 25, 2005, Bruno Guilmette resigned as a member of the Board of Directors of Southern Star Central Corp. (the Company). Effective February 6, 2006, Alex Urquhart resigned as a member of the Board of Directors of the Company.

Robert Hadden, 44, was appointed to fill one of the vacancies on the Board of Directors effective February 6, 2006. Mr. Hadden currently serves as Senior Vice President of Portfolio at GE Energy Financial Services in Stamford, CT, a position he assumed in September 2002. From March 2001 to September 2002, he was a Managing Director of new business initiatives, developing GE Structured Finance's strategy for entering the gas pipeline sector. Mr. Hadden worked as a Managing Director/Vice President of Risk in GE Capital Structured Finance Group from 1994 to February 2001. Mr. Hadden joined the General Electric Company's Energy business in 1982 and transitioned to GE Capital in 1994. During his 24 years with GE, he has held a variety of positions, including risk management, portfolio and business development. While at GE Energy, Mr. Hadden held engineering and general management roles in GE Energy's International Services Business. Mr. Hadden received a B.S. in Mechanical Engineering from University College, Dublin, Ireland in 1982 and an M.B.A. from Rensselaer Polytechnic Institute, Albany, NY in 1994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN STAR CENTRAL CORP.

Date: February 9, 2006

/s/ Susanne W. Harris

Susanne W. Harris
Vice-President, Chief Financial Officer and
Treasurer